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RATIO OF EARNINGS TO FIXED CHARGES                                                                            EXHIBIT 12
( in thousands )                                                      Three months ended                  Six months ended
                                                                             June 30,                          June 30,
                                                                     1999             1998              1999             1998

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   76,665       $   64,738        $  133,011       $  109,163
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                            12,436           12,976            24,782           26,210

Earnings as defined                                              $   89,101       $   77,714        $  157,793       $  135,373

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $   11,026       $   11,747        $   22,099       $   23,759
Interest capitalized                                                    (2)               69                 9              100
Portion of rental expense representative
     of the interest factor                                           1,410            1,221             2,683            2,451
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                40               40

Fixed charges as defined                                         $   12,454       $   13,057        $   24,831       $   26,350

RATIO OF EARNINGS TO FIXED CHARGES                                     7.15             5.95              6.35             5.14
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